AMENDED AND RESTATED SHAREHOLDER SERVICES PLAN

Section 1.

(a) Upon the recommendation of RiverSource Investments, LLC (the “Administrator”) (expected to be known as Columbia Management Investment Advisers, LLC following the Closing (as defined below)), the administrator of Columbia Funds Series Trust I (the “Trust”), any officer of the Trust is authorized to execute and deliver, in the name and on behalf of the Trust’s series listed on the attached Schedule I (each, a “Fund”), written agreements in any form approved by the Board of Trustees (“Class T Servicing Agreements”) with securities dealers, financial institutions and other industry professionals (“Service Organizations”) that are shareholders or dealers of record or which have a servicing relationship with the beneficial owners of Class T shares of each Fund listed on such schedule. Pursuant to said Agreements, Service Organizations shall provide administrative support and shareholder liaison services as set forth therein to their customers who beneficially own Class T shares (as described in the applicable fund prospectus) of the Funds in consideration of fees, computed and paid in the manner set forth in the Class T Servicing Agreements, at the annual rate of up to 50% in the aggregate of the net asset value of the Class T shares beneficially owned by such customers. All expenses incurred by a Fund with respect to Class T shares of a particular Fund in connection with Servicing Agreements and the implementation of this Plan shall be borne entirely by the holders of the applicable series of shares of the Fund. Each Class T Servicing Agreement will provide for a fee waiver by a Service Organization to the extent that the net investment income of a series of shares of a particular Fund earned in the applicable period is less than the fee due from such series for such period.

(b) Any bank, trust company, thrift institution or broker-dealer is eligible to become a Service Organization and to receive fees under this Plan, including Bank of America Corporation and its affiliates. In addition to Board-approved forms, any Class T Servicing Agreement may be on such additional forms of agreement as the applicable Trust’s officer deems appropriate, provided that such officer determines that the Trust’s responsibility or liability to any person under, or on account of any acts or statements of any servicing agent under, any such agreement does not exceed its responsibility or liability under the form(s) approved by the Board of Trustees, and provided further that such officer determines that the overall terms of any such sales support agreement are not materially less advantageous to the Trust than the overall terms of the form(s) approved by the Board of Trustees.

Section 2. The Administrator shall monitor the arrangements pertaining to each Class T Fund’s Servicing Agreements with Service Organizations in accordance with the terms of the Administration Agreement between the Administrator and the Trust. The Administrator shall not, however, be obliged by this Plan to recommend, and the Trust shall not be obliged to execute, any Class T Servicing Agreement with any qualifying Service Organization.

Section 3. So long as this Plan is in effect, the Administrator or the Trust’s officers, as applicable, shall provide to the Trust’s Board of Trustees, and the Trustees shall review, at least quarterly, a written report of the amounts expended pursuant to this Plan and the purposes for which such expenditures were made.

Section 4. Unless sooner terminated, this Plan shall continue in effect with respect to any class of shares of a Fund for one year after its adoption and then shall continue automatically for successive annual periods provided such continuance is approved at least annually by a majority of the Board of Trustees, including a majority of the trustees who are not “interested persons” of the Trust and who have no direct or indirect financial interest in the operation of this Plan or in any Agreement related to this Plan (the “Disinterested Trustees”).

Section 5. This Plan may be amended at any time with respect to any Fund by the Board of Trustees, provided that any material amendments of the terms of this Plan shall become effective only upon the approvals set forth in Section 4.

Section 6. This Plan is terminable at any time with respect to any Fund by vote of a majority of the Disinterested Trustees.

Section 7. While this Plan is in effect, the selection and nomination of the trustees of the Trust who are not “interested persons” (as defined in the Act) of the Trust shall be committed to the discretion of the Trust’s Disinterested Trustees.

Section 8. This restatement of the Plan has been adopted by the Trust as of April 20, 2010 and will become effective as of the closing of the sale of the long-term asset management business of Columbia Management Group, LLC, including that portion of Columbia Management Advisors, LLC’s business that relates to the management of the Trust and each of its series, to Ameriprise Financial, Inc., the parent company of RiverSource Investments, LLC (the “Closing”).

SCHEDULE I

EQUITY FUNDS

Columbia Mid Cap Growth Fund

Columbia Large Cap Growth Fund

Columbia Disciplined Value Fund

Columbia Small Cap Core Fund

Columbia Dividend Income Fund

Columbia Asset Allocation Fund

Columbia Contrarian Core Fund

BOND FUNDS

Columbia Core Bond Fund

Columbia Intermediate Municipal Bond Fund

Columbia Connecticut Intermediate Municipal Bond Fund

Columbia Massachusetts Intermediate Municipal Bond Fund

Columbia New Jersey Intermediate Municipal Bond Fund

Columbia New York Intermediate Municipal Bond Fund

Columbia Rhode Island Intermediate Municipal Bond Fund

FEE RATE

With respect to Equity Funds above, the fee with respect to Class T Shares shall be an annual rate up to 0.25% for shareholder liaison services and up to 0.25% for administrative support services.

With respect to Bond Funds above, the fee with respect to Class T Shares shall be an annual rate up to 0.20% for shareholder liaison services and up to 0.20% for administrative support services.

For purposes of this Plan, “administrative support services” shall be:

1.	Aggregating and processing purchase and redemption orders

2.	Providing beneficial owners with statements showing their positions in the Funds

3.	Processing dividend payments

4.	Providing sub-accounting services for Fund shares held beneficially

5.	Forwarding shareholder communications, such as proxies, shareholder reports, dividend and tax notices, and updating prospectuses to beneficial owners

6.	Receiving, tabulating and transmitting proxies executed by the beneficial owners.

7.	Sub- transfer agent services for beneficial owners of the fund shares

8.	Other similar services